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                                                                      EXHIBIT 12

The following table presents the calculations of ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends for the periods shown.


                          IMPAC MORTGAGE HOLDINGS, INC.
        RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                          (dollar amounts in thousands)
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

                                                  For the Nine
                                                  Months Ended,
                                                  September 30,
                                                      2001           2000        1999        1998       1997        1996
                                                ----------------  ----------  ----------  ----------  ---------  ----------

Net earnings (loss)                                  18,217        (54,233)      22,317     (5,933)    (16,029)    11,879

Add: Fixed charges (1)                               86,030        125,019       91,074    128,190      84,195     44,203

Net earnings (loss) plus fixed charges              104,247         70,787      113,391    122,257      68,166     56,082

Add: Accounting charges (2)                               -         68,860            -          -      44,375          -

Net earnings (loss) plus fixed charges
   and excluding accounting charges                 104,247        139,647      113,391    122,257     112,541     56,082

Fixed charges                                        86,030        125,019       91,074    128,190      84,195     44,203

Preferred stock dividends                             1,575          3,150        3,290          -           -          -

Total fixed charges and preferred stock
   dividends                                         87,605        128,169       94,364    128,190      84,195     44,203

Ratio of earnings to fixed charges                    1.21x          0.57x        1.25x      0.95x       0.81x      1.27x

Ratio of earnings to combined fixed
   charges and preferred dividends                    1.19x          0.55x        1.20x      0.95x       0.81x      1.27x

Ratio of earnings to fixed charges excluding
   accounting charges                                 1.21x          1.12x        1.25x      0.95x       1.34x      1.27x

Ratio of earnings to combined fixed charges
   and preferred dividends excluding
   accounting charges                                 1.19x          1.09x        1.20x      0.95x       1.34x      1.27x
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(1) Interest expense on debt and the portion of rental expense deemed to represent the interest factor.

(2) Accounting charges for the year ended December 31, 2000 were related to write-downs on investment securities available-for-sale and to provide for additional increases in the Company's allowance for loan losses related to its high loan-to-value second trust deed portfolio. Accounting charges for the year ended December 31, 1998 were the result of the buyout and termination of the Company's management agreement with Imperial Credit Advisors, Inc.